AYTU BIOPHARMA, INC.

7900 East Union Avenue, Suite 920
Denver, Colorado 80237
(720) 437-6580

June 2, 2025

VIA EDGAR

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aytu BioPharma, Inc.—Registration Statement on Form S-1 (File No. 333-287728)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-287728) (the “Registration Statement”) of Aytu BioPharma, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 5:00 p.m., Eastern Time, on June 4, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Josh Erekson at (801) 933-4083.

Very truly yours,

AYTU BIOPHARMA, INC.

/s/ Joshua R. Disbrow

Name: Joshua R. Disbrow

Title: Chief Executive Officer